# SEC Schedule 13D/A (Amendment No. 1) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Cimpress plc, CIK 0001262976
CUSIP: G2143T103
Title of class of securities: Ordinary Shares, nominal value of (euro)0.01 per share
Address of issuer's principal executive offices: First Floor Building 3, Finnabair Business and Technology Park, Dundalk, County Louth, Ireland (L2), A91 XR61
Date of event which requires filing of this statement: 11/26/2025
Amends the filing with accession number 0001641172-25-017892
Filed by CIK 0001543170
Persons authorized to receive notices and communications: Attention: Keith Cozza, Spruce House Investment Management LLC, 435 Hudson Street, Suite 804, New York, New York (NY), 10014, (646) 661-1774

## Reporting persons
- SPRUCE HOUSE INVESTMENT MANAGEMENT LLC (CIK 0001543170): type of reporting person: investment adviser (IA); citizenship or place of organization: Delaware (DE); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 1,711,384; sole dispositive power 0; shared dispositive power 1,711,384; aggregate amount beneficially owned 1,711,384 (6.94% of the class)
- SPRUCE HOUSE CAPITAL LLC (CIK 0001472167): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 1,711,384; sole dispositive power 0; shared dispositive power 1,711,384; aggregate amount beneficially owned 1,711,384 (6.94% of the class)
- THE SPRUCE HOUSE PARTNERSHIP LLC (CIK 0001797827): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: working capital (WC); sole voting power 0; shared voting power 1,711,384; sole dispositive power 0; shared dispositive power 1,711,384; aggregate amount beneficially owned 1,711,384 (6.94% of the class)
- ZACHARY STERNBERG (CIK 0001679333): type of reporting person: individual (IN), parent holding company or control person (HC); citizenship or place of organization: United States (X1); source of funds: affiliate funds (AF), personal funds (PF); sole voting power 17,873; shared voting power 1,711,384; sole dispositive power 17,873; shared dispositive power 1,711,384; aggregate amount beneficially owned 1,729,257 (7.01% of the class)
- BENJAMIN STEIN (CIK 0001679335): type of reporting person: individual (IN), parent holding company or control person (HC); citizenship or place of organization: United States (X1); source of funds: affiliate funds (AF), personal funds (PF); sole voting power 16,805; shared voting power 1,711,384; sole dispositive power 16,805; shared dispositive power 1,711,384; aggregate amount beneficially owned 1,728,189 (7% of the class)

## Item 1. Security and Issuer
Title of class of securities: Ordinary Shares, nominal value of (euro)0.01 per share
Name of issuer: Cimpress plc
Address of issuer's principal executive offices: First Floor Building 3, Finnabair Business and Technology Park, Dundalk, County Louth, Ireland (L2), A91 XR61
Comment:
This Amendment No. 1 to Schedule 13D ("Amendment No. 1") relates to the Ordinary Shares, nominal value of (euro)0.01 per share (the "Shares"), of Cimpress plc, a public limited company organized under the laws of Ireland (the "Issuer"), and amends the initial statement on Schedule 13D filed with the Securities and Exchange Commission (the "SEC") on July 3, 2025 (the "Schedule 13D"). All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Schedule 13D.

The Schedule 13D is hereby amended as set forth in this Amendment No. 1. Except as set forth herein, the Schedule 13D is unmodified.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 of the Schedule 13D is hereby amended and restated in its entirety to read as follows:

The Reporting Persons hold the Shares they beneficially own for investment purposes and filed the Schedule 13D in July 2025 in connection with their evaluation of various strategic options with respect to such investment. In connection with such evaluation and in light of recent appreciation in the Issuer's stock price, the Reporting Persons determined to dispose of a portion of their ownership position in the Issuer. The Reporting Persons continue to evaluate strategic options with respect to their investment in the Issuer and, without limitation of the other information set forth in this Item 4, the Reporting Persons expressly reserve the right to continue to dispose of or purchase additional Shares, and any such disposition or purchase may be material.

In connection with the evaluation of strategic options with respect to their investment in the Issuer, the Reporting Persons may explore or make proposals (whether preliminary or final) with respect to, among other things, potential changes in the Issuer's operations, management, organizational documents, ownership, capital, or corporate structure, strategic transactions, capital allocation policy, strategy, and plans, as well as the composition of the Board of Directors of the Issuer (the "Board") (including by nominating candidates for election to the Board). In connection with the foregoing and depending upon, among other things, the Issuer's financial position, results of operations and strategic direction, price levels of the Shares, actions taken by the Board and the Issuer's management, the Reporting Persons' overall investment strategies, liquidity requirements, and other portfolio management considerations, applicable legal and regulatory constraints, conditions in the securities and capital markets, and general economic and industry conditions, the Reporting Persons may explore (and effect) the acquisition or disposition of additional Shares in open market transactions, privately negotiated transactions or otherwise. The Reporting Persons may also communicate or engage in discussions or negotiations with the Issuer, shareholders of the Issuer, advisors, other market participants, or other persons or entities with respect to the foregoing.

Each of the Reporting Persons may, at any time and from time to time, (i) review or reconsider its position, change its purpose, or formulate plans or proposals with respect thereto, and (ii) consider or propose one or more of the actions described in subparagraphs (a) - (j) of Item 4 of Schedule 13D.

The foregoing lists of intentions, plans, strategies, negotiations, discussions, activities, and potential transactions under consideration are subject to termination, evolution, modification, or change at any time, without notice, and there can be no assurance that any of the Reporting Persons will take any of the actions set forth above.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5 of the Schedule 13D is hereby amended and restated in its entirety to read as follows:

The aggregate percentage of Shares beneficially owned by each Reporting Person is based upon 24,671,784 Shares outstanding as of October 27, 2025, which is the total number of Shares outstanding as reported in the Issuer's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on October 30, 2025.

As of the date hereof, Spruce Investment, as the investment adviser of Spruce AI and Spruce QP, which are each members of Spruce Partnership, may be deemed the beneficial owner of the 1,711,384 Shares owned by Spruce Partnership, representing approximately 6.94% of the outstanding Shares.

As of the date hereof, Spruce Capital, as the general partner of Spruce AI and Spruce QP, which are each members of Spruce Partnership, may be deemed the beneficial owner of the 1,711,384 Shares owned by Spruce Partnership, representing approximately 6.94% of the outstanding Shares.

As of the date hereof, 1,711,384 Shares are held in the account of Spruce Partnership, representing approximately 6.94% of the outstanding Shares.

As of the date hereof, Mr. Sternberg directly beneficially owned 17,873 Shares. Mr. Sternberg, as the manager of each of Spruce Investment and Spruce Capital, may be deemed the beneficial owner of the 1,711,384 Shares owned by Spruce Partnership, representing (together with the Shares directly beneficially owned thereby) approximately 7.01% of the outstanding Shares. Mr. Sternberg also holds unvested performance stock units representing 5,128 Shares, which were issued to him in his capacity as a former director of the Issuer and were not included in the calculations set forth herein as they are subject to performance conditions that have not been met. Mr. Sternberg did not stand for re-election at the 2024 annual meeting of the Issuer and is no longer a director of the Issuer.

As of the date hereof, Mr. Stein directly beneficially owned 16,805 Shares. Mr. Stein, as the manager of each of Spruce Investment and Spruce Capital, may be deemed the beneficial owner of the 1,711,384 Shares owned by Spruce Partnership, representing (together with the Shares directly beneficially owned thereby) approximately 7.00% of the outstanding Shares.

The Reporting Persons may be deemed to constitute a "person" or "group" within the meaning of Section 13(d)(3) of the Exchange Act. Each Reporting Person disclaims beneficial ownership of the securities reported herein except to the extent of its or his pecuniary interest therein, and the filing of this statement shall not be construed as an admission of such beneficial ownership or that the Reporting Persons constitute a person or group
Number of shares as to which each person has sole or shared power to vote or dispose: See rows (7) through (10) of the cover pages to this Amendment No. 1 for the number of Shares as to which each Reporting Person has the sole or shared power to vote or direct the vote and the sole or shared power to dispose or to direct the disposition.
Transactions in the class effected during the past sixty days: Except as set forth on Schedule I hereto, none of the Reporting Persons has effected any transaction with respect to the Shares during the past sixty (60) days.
Other persons with the right to receive dividends or sale proceeds: No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares beneficially owned by the Reporting Persons.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Exhibit 99.1: Joint Filing Agreement by and among Spruce House Investment Management LLC, Spruce House Capital LLC, The Spruce House Partnership LLC, Zachary Sternberg, and Benjamin Stein, dated December 1, 2025.

Schedule I annexed hereto lists all transactions in securities of the Issuer by the Reporting Persons during the past sixty days.

## Signatures
- SPRUCE HOUSE INVESTMENT MANAGEMENT LLC: /s/ Zachary Sternberg, Zachary Sternberg / Managing Member (12/01/2025)
- SPRUCE HOUSE CAPITAL LLC: /s/ Zachary Sternberg, Zachary Sternberg / Managing Member (12/01/2025)
- THE SPRUCE HOUSE PARTNERSHIP LLC: /s/ Zachary Sternberg, Zachary Sternberg / Managing Member (12/01/2025)
- ZACHARY STERNBERG: /s/ Zachary Sternberg, Zachary Sternberg (12/01/2025)
- BENJAMIN STEIN: /s/ Benjamin Stein, Benjamin Stein (12/01/2025)